SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Quarterly Results 2007 - January - March" dated on May 10, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

São Paulo, May 10, 2007

Quarterly Results 2007 January – March

INDEX

QUATERLY RESULTS	2
RESULTS HIGHLIGHTS	2
REVENUES HIGHLIGHTS	6
OPERATING EXPENSES HIGHLIGHTS	9
OTHER HIGHLIGHTS	12
CORPORATE EVENTS	13
DIVIDENDS AND INTERES ON OWN CAPITAL	15
ADDITIONAL NOTES	16
HISTORICAL SUMMARY	18
INCOME STATEMENTS	20
BALANCE SHEET	21
OPERATING DATA	22
TARIFFS	23
LOANS AND FINANCING	24

Results January – March 2007 - TELESP 1

QUARTERLY RESULTS

The income statements of March 31, 2007 and 2006 were elaborated in accordance with accounting practices adopted in Brazil and adjusted as the Resolution CVM nº488/05 that took effect as of January 1, 2006. As a result of the corporate restructuring of Telefônica Data Brasil Holding S.A. (TDBH) and Telesp, which took place on July 28, 2006, the consolidated number of the Company for the period ended on March 31, 2007 include the results of the partial spin-off of Telefônica Empresas and the fully owned subsidiary Telefônica Empresas S.A. The comparative information (March 31, 2006) presented in this document does not include the retroactive inclusion of this operation.

RESULTS HIGHLIGHTS		January - March
Unaudited consolidated figures in Reais MM	2007	2006	% Var

Net operating revenues 1/	3,706.6	3,617.8	2.5
EBITDA 2/	1,576.6	1,623.3	(2.9)
EBITDA margin (%)	42.5%	44.9%	(2.3) p.p.
Operating income	819.8	869.9	(5.8)
Income before income tax and social contribution	921.1	875.8	5.2
Net income	592.8	587.0	1.0

Shares outstanding (million)	506.2	492.0	2.9
EPS	1.17	1.19	(1.8)

Installed Lines (switching - 000)	14,439.4	14,322.8	0.8
Lines in service (000)	12,039.4	12,376.9	(2.7)
Telephone density (per 100 inhab.)	29.6%	30.9%	(1.3) p.p.
Lines in service/employee 3/	1,705	1,908	(10.7)
Network Digitalization (%)	100.0	100.0	0.0

1/ The gross operating revenues for the 1Q07 amounted to R$5,340.8 million and was R$5,110.9 million in the 1Q06. The tax deductions, which include ICMS, PIS, COFINS, ISS, IPI and other discounts, totaled R$1,634.2 million in the 1Q07 and R$1,493.1 million in the 1Q06.
2/ EBITDA = Earnings before interest taxes, depreciation and amortization.
3/ For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

ADSL is offered under the brand name “Speedy” and reached 1,689,325 clients in March 2007, a 5.1% increase over 4Q06. When compared to March 2006, the growth was of 389 thousand accesses or 29.9%, in line with the upward trend of last quarters. Investments in broadband through telephony line are the Company’s priority since its launch in 2001 and reinforce Telesp’s commitment in improving the offer and quality of products and services to its clients, allowing a service each time better and becoming ever more competitive.

Alternative Plans for Fixed Telephony – Through the alternative plans for fixed telephony, the Company takes advantage of its existing installed capacity, makes clients loyal and serves each time better the different market segments with more adequate choices for access to fixed telephones. This reflects the commitment of Telesp related to the universalization of telecommunication services in the state of São Paulo, higher than the regulatory demands, and the democratization of communication and information accesses.

It is worth noting the success of the Plans of Minutes that offer progressive discounts depending on the contracted volume of minutes. There are versions for fixed-to-fixed, fixed-to-mobile and intra-state long distance calls. Until the end of 1Q07, more than 2.7 million plans of minutes were sold, of which 1 million were sold in the last quarter.

The net operating revenues for the 1Q07 totaled R$3,706.6 million and when compared to the R$3,617.8 million of revenues registered in the 1Q06, an increase of R$88.7 million or 2.5% is recorded. This is mainly due to the growth of the packet data communication revenues due to the migration of services rendered by the subsidiary Telefônica Empresas S.A, the growth of the “Speedy” service, and an increase in the number of alternative lines. This effect was partially offset by a reduction in interconnection revenues, due to the new interconnection rules in place as of January 1, 2007, as such TU-RL was limited to up to 40.0% of the value related to local minute public tariff, in other words, a 20.0% decrease over the tariff in place in December 2006. Besides this, there was a decrease in the inter-network revenues due to the increase in anti-fraud measures and more discounts on the Speedy service through bundles. When comparing the 1Q07 with the 4Q06, there is a reduction of R$59.0 million or 1.6%, mainly explained by the decrease in the inter-network revenues due to the increase in anti-fraud measures, by the reduction in interconnection revenues due to the new interconnection rules in place as of January 1, 2007 besides the decrease in local service revenues as a result of the seasonality within the period. This effect was partially offset by the increase in Intra-state Long Distance revenues.

The EBITDA margin for 1Q07 was 42.5%, a decrease of 2.3 p.p. when compared to the same period of the last year. This reduction was explained by the increase in the outsourcing expenses, personnel expenses and supplies, besides the reduction in interconnection revenues and inter-network revenues, partially offset by the growth of the packet data communication revenues due to the migration of services rendered by the subsidiary Telefônica Empresas S.A. When comparing the 1Q07 with the 4Q06, a decrease of 1.0 p.p. is shown, explained mainly due to the reduction in the inter-network revenues, Public Telephony revenues and interconnection revenues.

Results January – March 2007 - TELESP 3

The consolidated Capex for 1Q07 was R$351.3 million. This figure is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil, both in keeping and socializing its traditional services, as well as growing through new services and implementing a larger and better customer service.

On March 31, 2007, the total net indebtedness of the Company was R$1,894.0 million, 26.2% higher over the same period last year. On December 31, 2006, the total net indebtedness of the Company was R$2,441.4 million. Telesp’s indebtedness profile is optimized taking into account the financing conditions and alternatives available in the financial market and the economic-financial situation of the Company at each moment.

NET FINANCIAL DEBT

(Million R$)

	March 07	December 06	March 06

Short-term Debt	(1,890.8)	(1,828.5)	(217.4)
Long-term Debt	(166.4)	(509.6)	(2,059.0)
Total Debt	(2,057.3)	(2,338.2)	(2,276.4)
Gains / losses with Derivative Operations	(315.1)	(316.3)	(352.4)
Debt (post-Derivative Operations)	(2,372.3)	(2,654.5)	(2,628.7)
Cash	478.4	213.0	1,128.4
Net Debt	(1,894.0)	(2,441.4)	(1,500.4)

Results January – March 2007 - TELESP 5

REVENUES HIGHLIGHTS

Gross Operating Revenue in the 1Q07 reached R$5,340.8 million, which represents an increase of R$229.9 million, or 4.5%, compared to same period of the previous year. In 1Q07, gross operating revenue decrease 1.0% or R$51.1 million over 4Q06.

The changes are explained as follows:

Monthly Subscription Fee: reached R$1,448.3 million in the 1Q07, representing an increase of R$36.5 million or 2.6% compared to the 1Q06. When comparing the 1Q07 x 4Q06 an increase of R$6.7 million or 0.5% is shown. Both were explained mainly by the success in sales of alternative fixed telephony plans, partially offset by the decrease of the average lines in service.

Installation Fee: recorded revenues of R$24.9 million in the 1Q07, showing a decrease of R$1.4 million, or 5.2%, when compared to same period of the previous year, due to the lower number of activations within the quarter and higher efforts in anti-fraud measures. When comparing the 1Q07 and the 4Q06, a reduction of R$7.0 million or 22.0% is shown due to the same aforesaid reasons.

Local Service: totaled R$813.9 million in the 1Q07, practically in line with the same period of the previous year, showing a variation of 0.3% . When comparing the 1Q07 with the 4Q06, an R$21.4 million or 2.6% decrease is noted as a result of the historical seasonality of this service.

Results January – March 2007 - TELESP 6

DLD: totaled R$786.6 million in the 1Q07, a reduction of R$1.8 million or 0.2% when compared to same period of the previous year. An increase of R$43.2 million or 5.8% was recorded when comparing 1Q07 versus 4Q06. The variations are explained by the following reasons:

Long distance (intra-state): recorded revenues of R$557.0 million in the 1Q07, an increase of R$19.8 million or 3.7% when compared to 1Q06, due to lower discounts in tariffs and higher SMP traffic, reflecting the increase in the market share of “15”. This effect was partially offset by a reduction of outgoing fixed traffic. When comparing the 1Q07 versus 4Q06, an increase of R$38.0 million or 7.3% is noted due to the same aforesaid reasons.

Long distance (inter-state): reached R$229.7 million in the 1Q07, a reduction of R$21.6 million or 8.6% when compared to 1Q06, due to a reduction of outgoing fixed traffic, tariff readjustment of -2.7% in July 2006, besides anti-fraud measures. When comparing the 1Q07 with the 4Q06, an increase of R$5.1 million or 2.3% is shown, due to lower discounts in tariffs and higher SMP traffic reflecting the increase in the market share of “15”. This effect was partially offset by reduction of outgoing fixed traffic and anti-fraud measures.

Inter-network revenues: reached R$1,009.3 million in the 1Q07, a reduction of R$77.1 million or 7.1% when compared to same period of the previous year, mainly due to a focused effort in anti-fraud measures and discounts conceded to larger clients. This effect was partially offset by the tariff increases in March 2006 (VC2 and VC3) of 7.99% . In 1Q07, revenues declined R$30.2 million or 2.9% in relation to 4Q06, due to a focused effort in anti-fraud measures during the quarter and discounts conceded to larger clients.

ILD: reached R$43.5 million in the 1Q07, an increase of R$1.6 million or 3.9% when compared to 1Q06, explained by an increase in the SMP traffic and tariff readjustment since July/06. An increase of R$8.9 million or 25.6% was recorded in 1Q07 versus 4Q06 due to a higher proportion in mobile traffic as a result of a seasonal effect and for anti-fraud measures .

Interconnection Revenues: totaled R$103.1 million in the 1Q07, a drop of R$33.6 million or 24.6% over 1Q06. When comparing the 1Q07 with the 4Q06, interconnection revenues decreased R$26.9 million or 20.7% . Both effects were chiefly caused by the new interconnection rules in place as of January 1, 2007, which limited the maximum values for local interconnection tariffs (TU-RL) to 40% of the local minute value, which represents a decrease of 20.0% when compared to the tariff in place in December/2006.

Public Telephony: recorded R$136.1 million in the 1Q07, an increase of R$14.2 million or 11.7% when compared to the same period of the previous year, due to the improvement in sales of public telephone cards and renegotiation of the margins offered to dealers, partially offset by the negative tariff readjustment in July 2006. When comparing the 1Q07 with the 4Q06 revenues decrease 17.6% or R$29.1 million, explained by a decrease in sales of public telephone cards and a change in the criteria to account the commission offer to dealers occurred in the 4Q06 that increase the base to compare.

Data Transmission: reached R$690.6 million in the 1Q07, an increase of R$309.3 million or 81.1% when compared with the same period of the previous year, mostly due to the migration of services rendered by the subsidiary Telefônica Empresas S.A, besides the growth in the “Speedy” service. An improvement of R$21.9 million or 3.3% was recorded when comparing the 1Q07 versus 4Q06 due to the growth in the “Speedy” service.

Infrastructure rental: totaled R$75.6 million in the 1Q07, a drop of R$23.5 million or 23.7% over 1Q06. This effect was chiefly caused by the fact that a big portion of this service was rendered to Telefônica

Results January – March 2007 - TELESP 7

Empresas S.A., besides the renegotiation of EILD contracts (rental for the wholesale exploitation of dedicated lines). When comparing the 1Q07 with the 4Q06, revenues declined by 21.5% or R$20.7 million over 4Q05, mainly due to the renegotiation of EILD contracts.

Others: reached R$209.0 million in the 1Q07, an increase of R$2.9 million or 1.4% over 1Q06, explained mainly by the increase of an Intelligent Line service called “Detecta” (caller ID service), due to a marketing campaign started on October/06 which gave away caller ID CPEs (customer premises equipment) to new subscribers. When comparing the 1Q07 with the 4Q06, an increase of R$3.7 million or 1.8% was recorded due to the same aforesaid reasons.

Results January – March 2007 - TELESP 8

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 1Q07 reached R$2,129.9 million, an increase of R$135.4 million or 6.8% compared to same period of the previous year. When comparing the 1Q07 versus 4Q06, it was recorded an increase of R$2.7 million, or 0.1% .

The Operating Expense variations are explained as follows:

Personnel expenses reached up to R$229.8 million in the 1Q07, an increase of R$26.4 million, or 13.0% over 1Q06, mainly due to salary raise in September/06, a headcount increase as a result of the incorporation of Telefônica Empresas and an Early Retirement Program (PDI) started in February/07, partially offset by the decrease in headcount since February/07. When comparing 1Q07 versus 4Q06, this entry recorded a growth of R$4.3 million or 1.9%, explained by Early Retirement Program (PDI) started in February/07, partially offset by the decrease in headcount since February/07.

General and administrative expenses totaled R$1,723.4 million in the 1Q07, showing a raise of R$80.7 million or 4.9% when compared to same period of the previous year. When comparing 1Q07 versus 4Q06, general and administrative expenses dropped by 1.1% or R$18.8 million.

Results January – March 2007 - TELESP 9

The General and Administrative Expenses changes are mainly explained as follows:

Supplies totaled R$35.8 million in the 1Q07, an increase of R$3.8 million or 11.7% over 1Q06, due to Detecta’s (caller ID service) marketing campaign, which gave away caller ID CPEs (customer premises equipment) to new subscribers and higher expenses of supplies for productive network maintenance. When comparing the 1Q07 with 4Q06, supplies expenses dropped by 18.8% or R$8.3 million, mainly due to the reduction of public telephony cards costs, the expenses with advertising gifts and switching goods.

Outsourcing expenses totaled R$697.5 million in the 1Q07, a raise of R$49.8 million, or 7.7% over 1Q06, due to an increase of expenses related to customer service and expenses with private network maintenance. When comparing the 1Q07 with 4Q06, outsourcing expenses dropped by 1.0% or R$7.2 million, mainly due to a reduction in the service costs, expenses with marketing through alternative media channels and maintenance expenses with public telephone terminals, partially offset by an increase of expenses related to customer service.

Interconnection expenses reached R$902.5 million in the 1Q07, a raise of R$1.0 million or 0.1% when compared to same period of the previous year, mainly due to the SMP traffic increase and a tariff increase of 4.5% in VUM in March 28, 2006 (VC2 and VC3). This effect was partially offset by the new interconnection rules in place as of January 1, 2007, which represents a decrease of 20.0% in the maximum values of the TU-RL when compared to the tariff in place in December/2006, besides the reduction in mobile transport. When comparing the 1Q07 with the 4Q06 interconnection expenses increase 1.7% or R$14.9 million, as a result of SMP traffic increase, partially offset by the fixed-to-mobile traffic reduction, new interconnection rules in place as of January 1, 2007 and the reduction in expenses with rented network.

Other Expenses reached R$87.7 million in the 1Q07, an increase of R$26.1 million, or 42.5% over 1Q06, due to rental of network for infrastructure for last-mile call termination, rental of network for data transmission and administrative building rental, partially offset by the reduction of infrastructure rental. When comparing the 1Q07 with the 4Q06, other expenses went down 17.2% or R$18.3 million, due to rental of network for data transmission decrease.

Taxes totaled R$110.6 million in the 1Q07, an increase of R$10.9 million, or 11.0% over 1Q06 chiefly due to a change in the criteria to account intercompany taxes since January/07 and an increase in the building taxes expenses (IPTU), partially offset by a drop in FUST expenses. When comparing the 1Q07 with 4Q06, an increase of R$8.9 million or 8.8% is noted due to the same aforesaid reasons.

Provisions reached R$140.5 million in the 1Q07, an increase of R$35.7 million or 34.0%, when compared to same period of the previous year. The figure for the period represents 3.8% of total net operating revenues (2.9% in the 1Q06). When comparing the 1Q07 versus 4Q06, an increase of R$17.8 million or 14.5% was recorded. In 4Q06, this provision represented 3.3% of total net operating revenues.

Investment gains (losses) recorded a negative result of R$1.5 million in the 1Q07 and a negative result of R$2.7 million in the 1Q06, or a variation of R$1.2 million due to the foreign exchange rate effect in the equity accounting as a result of consolidation of the subsidiary Aliança Atlântica. Comparing the 1Q07 versus 4Q06, a negative variation of R$2.8 million was recorded due to the same aforementioned reasons.

Other operating revenues (expenses) in 1Q07, recorded a positive net variation of R$17.2 million, or 29.3% compared to 1Q06. Such behavior is mainly due to reversion of contingencies, low reversion of

Results January – March 2007 - TELESP 10

provision, a decrease of labor contingencies and inventories sales. This effect was partially offset by the recovery of expenses of previous fiscal years (mainly PIS and Cofins over consumables). When comparing 1Q07 versus 4Q06, a positive net variation of R$12.3 million or 19.3% was recorded. This variation is result of lower actuarial provision and inventories sales, partially offset by a decrease in fines allocated to customers.

Results January – March 2007 - TELESP 11

OTHER HIGHLIGHTS

Depreciation in the 1Q07 increased 0.8% or R$5.3 million over 1Q06, explained by the permanent and deferred assets incorporated from Telefônica Empresas S.A. in July 2006, which is subject to depreciation/amortization since August 2006. When comparing the 1Q07 versus the 4Q06, an decrease of R$10.1 million, or 1.5% was recorded due to a decrease in the Capex level in the period and increase of goods completely depreciated.

Operating Financial Revenues / (Expenses): the financial result in the 1Q07 improved R$1.9 million or 2.2% when compared to 1Q06, mainly as a result of reduction of interest rate (CDI), although the higher average net indebtedness. When comparing the 1Q07 versus 4Q06, the net financial result improved R$474.4 million, or 84.7%, mainly due to the distribution of Interest on Own Capital granted by the Company during the 4Q06. Excluding the Interest on Own Capital effect, the financial result reduced R$15.6 million or 22.2% .

Non-Operating Revenues (Expenses) in the 1Q07 recorded a positive result of R$101.3 million, an increase of R$95.4 million when compared to same period of the previous year. When comparing the 1Q07 versus 4Q06, an increase of R$91.3 million. Both effects were explained by the assets sold mainly due to a land sold.

Loans and Financing: On March 31, 2007, the Company had R$540.7 million (R$822.6 million on December 31, 2006) in loans and financing denominated in foreign currency, from which R$324.2 million (R$553.4 million on December 31, 2006) were raised at fixed interest rates, and R$216.5 million (R$269.2 million on December 31, 2006) were raised at variable interest rates (Libor). In order to be protected against exchange risk and variable interest rates of these loans denominated in foreign currency, the Company contracted hedge transactions to peg these debts to the local currency, with floating interest rates indexed to the CDI, thus the indebtedness of the Company is only affected by fluctuations on this rate. On March 31, 2007, 99.92% (99.88% on December 31,2006) of financial debt denominated in foreign currency was covered by active positions in hedge transactions (Swap to “CDI”) which reported a consolidated net negative result of R$41.4 million, while a liability of R$315.1 million was recorded on March 31, 2007, to acknowledge the net position of derivatives in such date. Since they are protective trades, part of the consolidated net negative result of R$41.4 million related to derivatives are offset by revenues from foreign exchange rate variation of the debts, in the amount of R$25.0 million. The position in loans and financing also includes the value of the debentures issued in 2004, paying interests based on the variation of the CDI rate, in the amount of R$1,515.5 million (R$1,514.5 million on December 31,2006).

To reduce the exposure of the local interest rate (CDI), the Company invests the balance of cash and cash equivalents (financial instruments) of R$457.3 million (R$173.2 million on December 31, 2006) mainly in short-term instruments, based on the variation of the CDI. The Company also had swap trades "CDI x pre" to partially cover fluctuations from domestic interest rates. On March 31, 2007, such trades, which had a contracted volume of R$578.0 million (R$908.3 million on December 31, 2006) generated a consolidated net positive result of R$0.5 million. This temporary gain was recorded in the income statement.

Results January – March 2007 - TELESP 12

CORPORATE EVENTS

CAPITAL STRUCTURE COMPOSITION
As of March 31, 2007

Telesp	Common	Preferred	Total

Controlling Company	144,462,997	300,749,850	445,212,847
	85.57%	89.13%	87.95%
Minority shareholders	24,146,295	36,482,339	60,628,634
	14.30%	10.81%	11.98%
Treasury shares	210,578	185,213	395,791
	0.12%	0.05%	0.08%
Total number of shares	168,819,870	337,417,402	506,237,272

Note: The Reverse Split process was closed on June 24, 2005, and the negotiation on an unitary basis started on June 27, 2005.

Capital stock - in thousands of R$ (as of 12/31/06):	6,575,198
Book Value per share (R$):	20.74
Capital stock - in thousands of R$ (as of 03/31/07):	6,575,198

Debentures: On September 03, 2004, the Company announced a Public Offering of Securities (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s debentures (the “Offer”).

The Offer consisted of the issuance of 150,000 not convertible debentures, of unsecured type, with face value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion, five hundred million reais), in single tranche, maturing on September 01, 2010 (six years). The debenture bears interest at 103.5%, on a quarterly basis payment, of the accumulated average daily rates of the DI (the interbank interest rate reference), calculated and disclosed by CETIP (Custody and Settlement) .The debentures’ interest should be renegotiated on September 01, 2007, and for this reason they were classified as short-term papers.

Corporate Restructuring in 2006

a) Incorporation of Atrium Telecomunicações by A. Telecom - On March 01, 2006, A. Telecom S.A. took over its affiliated Santo Genovese Participações Ltda. after this latter incorporated its affiliated Atrium Telecommunicações Ltda., as a result of this transaction, Santo Genovese was extinct. Thus, A.Telecom started carrying out Atrium former function. This action aims improve synergies consolidating all activities in only one company, rationalizing management, simplifying the administrative and corporate structure and, offering wider and integrated services to clients.

b) Incorporation of Telefônica Data Brasil Holding and partial spin-off of Telefônica Empresas S.A. - On March 09, 2006, Telesp and Telefônica Data Brasil Holding Ltda. (“TDBH”), both controlled by the Telefónica Group, approved the proposal for restructuring the Multimedia Communication Services (“SCM”) activities of Telefônica Empresas S.A. (“T. Empresas”) and Telesp. This operation comprises the following steps:

(i)

The merger of TDBH into Telesp, while the shareholders of TDBH will receive shares of Telesp in accordance to the announced exchange ratio. Through this agreement, Telefônica Empresas S.A. will become a fully owned subsidiary of Telesp. This latter will succeed TDBH in all its rights and obligations; and

(ii)	The partial spin-off of Telefônica Empresas, transferring to Telesp the SCM assets and activities in regions where such service is already rendered by Telesp.

Results January – March 2007 - TELESP 13

The Company’s Extraordinary General Meeting held on April 28, 2006 approved the corporate restructure proposal. Nevertheless, as a result of the injunction got in writ of prevention proposed by TDBH’s minority shareholders before the 14º circuit court of São Paulo, TDBH’s General Meeting was authorized by the Judiciary branch, however, its effects were temporarily suspended until the aforesaid decision was reanalyzed.

On July 25, 2006, the aforesaid injunction was canceled, and the corporate restructure effects could have seen by July 28,2006, through disclosure of the litigation proceedings.

Law for cabling “burial” – On October 27, 2006 was published in the São Paulo’s Official Municipal Gazette, the decree nº47.817 regulating the Law nº14.023/05, which foresee obligation to burry all aerial cabling in the city of São Paulo, requiring public service concessionaires in the city to comply with the law. The Society is analyzing the effects of the referred regulation to study its impacts. Agreement with Abril Comunicações S.A. – In accordance with the material fact published and in fulfillment of the instruction CVM 358 from 01/03/2002, on October 29, 2006 the Society celebrated with Abril Comunicações S.A., TVA Sistema de Televisão S.A. and the following societies Comercial Cabo TV São Paulo Ltda,. TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (“Abril”), the Private Instrument of Convergence Agreement, Purchase and Sale of businesses, assets, shares and other covenants (“Agreement”), aiming to offer the convergence of telephony, broadband and pay TV (“triple play”) technologies, thus increasing services to match the crescent demand from users of these technologies. The transaction sought put together the know-how of Grupo Abril, in producing and distributing contents and media, and Grupo Telefônica in the telecommunication segment.

As provided by the agreement, Telesp and Abril, put together efforts through the formalization of several contracts with commercial and operational nature. There will be subject of acquisition by the Company - as of the implementation of a corporate restructure involving Tevecap S.A. and companies controlled by it and aforementioned, withholder of licenses and assets related to Multichannel Multipoint Distribution Service (MMDS), cable and Multimedia Communication Service (SCM) to provide broadband – shares representative of 100% of a company capital, which will hold on the closing date established in the Contract (i) directly, 100% of the shares representatives of a company that renders MMDS and broadband services inside and outside São Paulo’s State; (ii) indirectly, 100% of preferred, as well as common shares at the limit of the prevailing law and regulation, of a company, which renders cable TV services outside São Paulo’s State and (iii) indirectly, 100% of preferred, as well as common shares at the limit of the prevailing law and regulation, of a company’s capital stock, which renders cable TV services in the São Paulo’s State.

The fulfillment of the corporate interest acquisition followed by share transfer, specially the takeover of the company owner of the MMDS’ license, is conditioned to preliminary approval of the Telecommunication National Agency – ANATEL, as well as the compliance with condition precedent established in the Contract. The CADE is appraising this transaction as well, under a competitive point of view.

The Company will convene an Extraordinary General Meeting to ratify the Contract signature, under the §1º article 256 of the Law nº 6.404/76, after the consummation signature ratification under the terms aforementioned.

In assistance to the contractual disposal on March 31, 2007, the Company carried out an advance in the value of R$263.1 million to the Grupo Abril (R$200 million on December 31, 2006), receiving as guaranty of the aforementioned agreement, assets from TVA’s network.

Results January – March 2007 - TELESP 14

Dividends and Interest on Own Capital

IONW - ON DECEMBER 18, 2006, the Company’s Board of Directors approved, “ad referendum” at the General Shareholders’ Meeting, the distribution of Interest on Own Capital related to the fiscal year 2006 in the amount of R$120 million, withholding income tax of 15%, thus the net interested paid to the shareholders, who held shares in the Company’s registry book on the market close of December 28, 2006, was R$102 million. Telesp’s shares will be considered as ex-interest on own capital as of December 29, 2006. The payment will be on May 28, 2007, in accordance to the statement below:

INTEREST ON OWN CAPITAL - FISCAL YEAR 2006

(Amount per share - R$)

	Immune or Exempt	Income Tax Withhold	Taxed Legal Entities
	Legal Entities	(15%)	and Individual

Common Shares	0.222401	0.033360	0.189041
Preferred Shares (*)	0.244641	0.036696	0.207945

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

Dividends - On March 29, 2007, the Telesp’s General Shaeholders’ Meeting approved the distribution of dividends based on the accumulated earnings reported in the annual balance sheet of the Company, dated as of December 31, 2006 in the amount of R$705.6 million to the shareholders who held shares in the Company’s registry book on the market close of March 29, 2007 and shares will be considered as ex-dividends as of March 30, 2007. The payment will be on May 28, 2007, in accordance to the statement below:

INTERIM DIVIDENDS - FISCAL YEAR 2007

(Amount per share - R$)
Common	Preferred (*)
Amount per share - R$	1.307779	1.438557

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

IONW - On April 18, 2007, the Board of Directors of the Company approved, “ad referendum” of the Annual Shareholders’ Meeting, the distribution of interests on own capital in the amount of R$221 million, withholding income of 15%, thus the net interested paid to the shareholders, who held shares in the Company’s registry book on the market close of April 30, 2007, was R$187.85 million. Telesp’s shares will be considered ex-interest on own capital as of May 1, 2007. The payment will be on May 28, 2007, in accordance the statement below:

INTEREST ON OWN CAPITAL - FISCAL YEAR 2007

(Amount per share - R$)

	Immune or Exempt	Income Tax Withhold Taxed Legal Entities
	Legal Entities	(15%)	and Individual

Common Shares	0.409589	0.061438	0.348151
Preferred Shares (*)	0.450548	0.067582	0.382966

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

Results January – March 2007 - TELESP 15

ADDITIONAL NOTES

CVM Edict # 371 – Pension Plan Accounting Procedures: The Company registered the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2005 and December 2004, based on the participants’ registry book as of November 2005 and September 2004, respectively. The projected unitary credit method was adopted and all the actuary gains and losses for each fiscal year were immediately registered. The assets of the pension plans were positioned on November 30, 2005 and 2004, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities relative to the total liabilities of the pension plan. The total value of the registered liability on March 31, 2007, was R$76.9 million.

Fixed-to-Mobile Tariff Increase – On March 28, 2006, through Edict #57109, Anatel (Agência Nacional de Telecomunicações) approved the 7.99% tariff adjustment for the fixed-to-mobile long distance calls (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC2 and VC3 in 4.5% . The readjustments were effective from March 31, 2006 on.

Introduction of the Individual Access – Special Class (AICE) – Launched on July 01, 2006, this is a prepaid line of the basic local plan, exclusive for residential use. Once installed, the AICE must be the only STFC access in the address. This line does not grant right to free minutes and there is no variation of the tariff due to time. Once requested its installation, the Company has up to 30 days to comply. According to the regulation, from July 1, 2006 on, this line is at the disposal of communities with more than 500,000 inhabitants in Telesp’s concession area. From January 01, 2007 on, communities with more than 300,000 inhabitants must be served. From July 01, 2007 on, communities with more than 100,000 inhabitants must be served. From January 01, 2008 on, all communities must be served.

The tariff structure is as follows:

- Monthly fee: corresponds to 60% of the monthly fee of the classic residential line, amounting to R$22.78;

-	Local minute: is the same value of the basic plan of the classic line, that is R$0.09557;

-	Call termination tariff: R$0.19114 for every call, which corresponds to the value of 2 minutes;

-	Installation/change of address: corresponds to the same values of the basic plan of the classic line,

amounting to R$88.01.

Fixed-to-Fixed Tariff Increase – On July 10 and July 14, 2006, through Edicts #59517 and #59665, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 14, 2006 on for the Local Service from July 20, 2006 on for the Domestic Long Distance Service. The following average readjustments were applied to the tariff baskets: Local: -0.38%; Long Distance: -2.73% .

The new tariffs currently in place are the following (including taxes):

Local Service: Installation Charge: R$88.01 Residential Monthly Fee: R$37.98 Non-Residential and Trunk Monthly Fee: R$65.12 Local Pulse: R$0.14672 Public Telephone Credit: R$0.116

Results January – March 2007 - TELESP 16

Domestic Long Distance:
D1 Minute (until 50 km): R$0.143
D2 Minute (from 50 until 100 km): R$0.221
D3 Minute (from 100 until 300 km): R$0.310
D4 Minute (above 300 km): R$0.414
Interconnection Tariffs:
TU-RL: R$0.035
TU-RIU: R$0.10185 (Average of the 4 time-periods)

New interconnection rules: in accordance to the Concession Contract renewal, the new interconnection rules prevailing as of January 1, 2007, limit the TU-RL tariff up to 40% of the value per minute, or R$0.028/minute.

Results January – March 2007 - TELESP 17

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. -TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES, thus privatizing the Company, on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of ANATEL's targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long

Results January – March 2007 - TELESP 18

distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence, all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls. In São Paulo, this modification involved 53 municipalities, while 39 of them are in Grande São Paulo.

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation allowed the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions.

From 2006 on, the Company keeps provisioning the concession contract renewal tax. Exceptionally, the first payment of the bi-annual tax will take place in April 2007, based on the net revenues of 2006. Considering that the tax is related to two fiscal years, the Company will acknowledge as the cost of the services rendered, 1% of the net annual revenues of each fiscal year.

On July 28, 2006, the corporate restructuring involving the activities of the Multimedia Communication Services (SCM), through the merger of TDBH into Telesp and partial spin-off of Telefônica Empresas, was finalized. The process also includes the transfer to Telesp of the assets and activities of the SCM in the regions in which such service is already rendered by Telesp.

On March 14, 2007 ANATEL conceded to A.Telecom one license to offer DTH services (Pay TV and Audio service).

Results January – March 2007 - TELESP 19

CONSOLIDATED INCOME STATEMENTS
For the periods ended on March 31, 2007 and 2006 and December 31, 2006
Unaudited (Million reais)
	Quarterly numbers			Variations (%)
	1Q07	4Q06	1Q06	1Q07 vs 4Q06	1Q07 vs 1Q06

Gross operating revenue	5,340.8	5,391.9	5,110.9	(0.9)	4.5
Monthly subscription fee	1,448.3	1,441.6	1,411.7	0.5	2.6
Installation charge	24.9	31.9	26.3	(22.0)	(5.2)
Local Service	813.9	835.3	811.4	(2.6)	0.3
DLD	786.6	743.5	788.5	5.8	(0.2)
Intra-state	557.0	518.9	537.2	7.3	3.7
Inter-state	229.7	224.5	251.2	2.3	(8.6)
Fixed-to-mobile revenues	1,009.3	1,039.5	1,086.4	(2.9)	(7.1)
ILD	43.5	34.6	41.8	25.6	3.9
Interconnection	103.1	130.0	136.7	(20.7)	(24.6)
Public telephony	136.1	165.2	121.8	(17.6)	11.7
Data transmission	690.6	668.7	381.2	3.3	81.1
Infrastructure rental	75.6	96.4	99.1	(21.5)	(23.7)
Others	209.0	205.2	206.0	1.8	1.4
Deductions	(1,634.2)	(1,626.4)	(1,493.1)	0.5	9.5
Net operating revenues	3,706.6	3,765.5	3,617.8	(1.6)	2.5
Operating expenses	(2,129.9)	(2,127.2)	(1,994.6)	0.1	6.8
Personnel expenses	(229.8)	(225.5)	(203.3)	1.9	13.0
General and administrative expenses	(1,723.4)	(1,742.2)	(1,642.7)	(1.1)	4.9
Supplies	(35.8)	(44.0)	(32.0)	(18.8)	11.7
Outsourcing expenses	(697.5)	(704.7)	(647.7)	(1.0)	7.7
Interconnection expenses	(902.5)	(887.6)	(901.6)	1.7	0.1
Other expenses	(87.7)	(105.9)	(61.5)	(17.2)	42.5
Taxes	(110.6)	(101.7)	(99.7)	8.8	11.0
Provisions	(140.5)	(122.7)	(104.8)	14.5	34.0
Investment gains (losses)	(1.5)	1.3	(2.7)	n.a.	(43.3)
Other operating revenues / (expenses)	76.0	63.7	58.7	19.3	29.3
Earnings before interest taxes, depreciation
and amortization - EBITDA	1,576.6	1,638.3	1,623.3	(3.8)	(2.9)
Depreciation and amortization	(671.0)	(681.2)	(665.7)	(1.5)	0.8
Financial revenues	120.5	83.6	197.2	44.2	(38.9)
Financial expenses	(206.3)	(153.7)	(284.9)	34.2	(27.6)
Interest on the company's net worth	0.0	(490.0)	0.0	n.a.	n.a.
Operating income	819.8	397.0	869.9	106.5	(5.8)
Non-operating revenues (expenses)	101.3	9.9	5.9	919.1	1,612.1
Income before income tax and social contribution	921.1	406.9	875.8	126.4	5.2
Income tax	(240.6)	(126.3)	(212.3)	90.5	13.3
Social contribution	(87.7)	(47.4)	(76.5)	84.8	14.6
Income before company's net worth reversion	592.8	233.2	587.0	154.2	1.0
Interest on company's net worth reversion	0.0	490.0	0.0	n.a.	n.a.
Net income	592.8	723.2	587.0	(18.0)	1.0

Results January – March 2007 - TELESP 20

CONSOLIDATED BALANCE SHEET
As of March 31, 2007 and December 31, 2006

Unaudited (Million reais)
A S S E T S	March/2007	December/2006	% Var

Current assets	5,031.2	4,679.1	7.5
Cash and cash equivalents	478.4	213.0	124.5
Cash and bank accounts	21.0	39.9	(47.3)
Financial investments	457.3	173.2	164.1
Accounts receivable from customers	3,864.0	3,838.9	0.7
Allowance for doubtful accounts	(667.5)	(560.9)	19.0
Recoverable taxes	918.8	911.6	0.8
Loans and financial investments	0.8	1.5	(42.6)
Supply and maintenance inventories	86.9	81.7	6.4
Recoverable prepaid expenses	74.4	82.0	(9.2)
Receivables from associated companies	59.3	57.1	3.8
Other assets	216.2	54.1	299.3
Non-Current Assets	13,191.4	13,466.8	(2.0)
Long-term assets	1,362.5	1,267.4	7.5
Recoverable taxes	574.6	563.0	2.1
Loans and financial investments	11.3	11.2	0.7
Bail of legal proceedings	388.9	383.2	1.5
Receivables from associated companies	10.8	13.9	(22.6)
Capitalizable Funds	263.8	200.0	31.9
Other assets	113.0	96.0	17.7
Investments	237.1	241.7	(1.9)
Goodwill	93.8	96.8	(3.1)
Other Investments	143.3	144.9	(1.1)
Net Permanent Assets	10,426.8	10,748.6	(3.0)
Net Intangible	877.5	902.9	(2.8)
Diferred	287.6	306.3	(6.1)
Total Assets	18,222.6	18,145.9	0.4
L I A B I L I T I E S

Current liabilities	6,757.6	6,261.6	7.9
Loans and financing	375.3	314.0	19.5
Debentures	1,515.5	1,514.5	0.1
Suppliers	1,392.4	1,645.8	(15.4)
Consignments	158.6	169.8	(6.6)
Taxes	1,007.3	956.4	5.3
Dividends and interest on capital	1,356.1	653.2	107.6
Accrual for contingencies	93.3	100.7	(7.4)
Payroll and related charges	157.1	202.2	(22.3)
Unrealized Losses on Derivatives Operations	315.1	316.3	(0.4)
Payables to associated companies	25.0	22.8	9.9
Other liabilities	361.9	365.9	(1.1)
Non-Current Liabilities	967.6	1,274.2	(24.1)
Long-term liabilities	952.3	1,256.7	(24.2)
Loans and financing	166.4	509.6	(67.3)
Taxes	45.9	46.0	(0.0)
Provisions	611.9	576.7	6.1
Provisions for the pension plans	76.9	75.0	2.4
Payables to associated companies	2.6	2.7	(3.2)
Other obligations	48.6	46.7	4.0
Results of future fiscal years	15.3	17.5	(12.5)
Shareholders' equity	10,497.4	10,610.1	(1.1)
Capital Stock	6,575.2	6,575.2	0.0
Capital reserves	2,669.8	2,669.7	0.0
Profit Reserves	659.6	659.6	0.0
Retained earnings	592.8	705.6	(16.0)
Total liabilities	18,222.6	18,145.9	0.4

Ps: The income statements of March 31, 2007 and December 31, 2006 were elaborated in accordance to accounting practices adopted in Brazil and adjusted as the Resolution CVM nº488 and 489/2005 that took effect as of January 1, 2006.

Results January – March 2007 - TELESP 21

OPERATING DATA
Consolidated data
		Acumulated Analysis					Quarterly Analysis
		March 07		March 06	% Var	1Q07	4Q06	% Var

Capital Expenditure (Economic)	R$ MM	351.3		227.9	54.2	351.3	708.9	(50.5)

Network
Installed Lines (switching)		14,439,391		14,322,760	0.8	14,439,391	14,418,558	0.1
Installed Lines - Gain		20,833		3,188	553.5	20,833	43,634	(52.3)
Lines in Service		12,039,430		12,376,898	(2.7)	12,039,430	12,113,031	(0.6)
Residential		8,985,596		9,276,898	(3.1)	8,985,596	9,068,641	(0.9)
Non-residential		1,735,240		1,536,054	13.0	1,735,240	1,745,727	(0.6)
Trunk Lines 1/		718,725		902,449	(20.4)	718,725	709,724	1.3
Public Lines		250,396		329,548	(24.0)	250,396	250,420	(0.0)
Internally used and test lines		349,473		331,949	5.3	349,473	338,519	3.2
Lines in Services - Gain		(73,601)		29,883	n.d	(73,601)	(188,214)	n.d
Average Lines in Service	(ALIS)	12,061,867		12,355,142	(2.4)	12,061,867	12,238,246	(1.4)
ADSL		1,689,325		1,300,056	29.9	1,689,325	1,606,685	5.1
Digitalization	(%)	100.0		100.0	0.0	100.0	100.0	0.0

Traffic
Local Pulses - Registered	(pul 000)	5,764,107		7,678,623	(24.9)	5,764,107	6,521,191	(11.6)
Local Pulses - Exceeding	(pul 000)	3,771,366		5,220,401	(27.8)	3,771,366	4,382,658	(13.9)
Local Minutes - Registered 2/	(min 000)	12,805,659		n.a.	n.a.	12,805,659	n.a.	n.a.
Local Minutes - Exceeding 2/	(min 000)	7,767,151		n.a.	n.a.	7,767,151	n.a.	n.a.
Domestic Long Distance 3/	(min 000)	3,104,561		3,336,918	(7.0)	3,104,561	3,207,408	(3.2)
International Long Distance	(min 000)	21,507		23,525	(8.6)	21,507	23,714	(9.3)
Monthly traffic per ALIS
Local - Pulses	(pul)	159		207	(23.1)	159	178	(10.3)
Local - Minutes	(min)	354		n.a.	n.a.	354	n.a.	n.a.
DLD	(min)	86		90	(4.7)	86	87	(1.8)
ILD	(min)	0.6		0.6	(6.4)	0.6	0.6	(8.0)

Others
Employees		8,054		7,167	12.4	8,054	8,215	(2.0)
LIS per Employee 4/		1,705		1,908	(10.7)	1,705	1,670	2.1
Monthly Net Op. Revenue per ALIS	(R$)	102.4		97.6	4.9	102.4	102.6	(0.2)
Telephone Density (per 100 inh.)		29.6	5/	30.9	(1.3) p.p.	29.6	5/ 29.9	(0.3) p.p.

1/ Includes ISDN clients.
2/ Includes Plans of minutes
3/ Includes intra-state and inter-state traffic (fixed-to-fixed and fixed-to-mobile).
4/ End of period. Includes ADSL clients.
5/ Population: 40,668,316 (source IBGE - March 2007).

Results January – March 2007 - TELESP 22

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS
(in reais - including taxes)

Date	Installation Charge		Monthly Subscription Fee		Public Telephone		Local Pulse
		Residential	Non-residential	Trunk Line	Local Token	Credit

Jun 28, 2002	76.6	26.6	40.0	40.0	0.081	0.081	0.103
Jun 30, 2003	89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 2003 1/	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 02, 2004	64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 01, 2004	73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 01, 2004	82.1	35.6	58.3	58.3	0.108	0.108	0.137
Jul 03, 2005 2/	88.0	38.1	62.5	62.5	0.117	0.117	0.147

Jul 14, 2006	88.01	37.98	65.12	65.12	0.116	0.116	0.14672

DLD TARIFFS

(in reais - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)

Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394
Jul 03, 2005	0.155	0.248	0.340	0.414

Jul 20, 2006	0.143	0.221	0.310	0.414

INTERCONNECTION TARIFFS (in reais - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed			Fixed-to-Mobile
	TU-RL	TU-RIU	VC-1	VC-2	VC-3

Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003 3/			0.5687-0.6360	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			0.6085-0.6805	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118
Jun 12, 2005			0.65714 - 0.73486
Jul 03, 2005	0.045	0.121
Jan 01, 2006	0.036	0.095 (*)
Mar 31, 2006				1.462	1.663
Jul 14, 2006	0.035
Jul 20, 2006		0.10185 (*)
Jan 01, 2007	0.028

(*) Average of the 4 time-periods.

1/ Installation Charge was readjusted on October 04, 2003.

2/ Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$71.59), monthly fee for non-residential and trunk lines (R$60.02), DLD (D1=R$0.150, D2=R$0.216, D3=R$0.308 and D4=R$0.459) . There are different tariffs within CETERP's region.

3/ From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel. Note a) On June 08, 2005, through Edict #50895, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on.

Note b) According to the renewal of the Concession Contract, the new interconnection rules in place from January 01, 2006 on are as follows: the TU-RL is limited to 50% of the value of the local minute; the TU-RIU is limited to 30% of the values of the level 4, considering the time period.

Note c) On March 28, 2006, through Edict #57109, ANATEL (Agência Nacional de Telecomunicações) approved a tariff adjustment of 7.99% for the long distance calls between fixed and mobile telephones (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment was effective from March 31, 2006 on. Note d) On July 10 and July 14, 2006, through Edicts #59517 and #59665, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 14, 2006 on for the Local Service from July 17, 2006 on for the Domestic Long Distance Service.

The following average readjustment were applied to the tariff baskets: Local: -0.38%; Long Distance: -2.73% .

Nota e) According with the renewal of the Concession Contract, the new interconnection rules valid from January 01, 2007 are as follows: The TU-RL tariff is limited to 40% of the local minute value.

Results January – March 2007 - TELESP 23

LOANS AND FINANCING
(in thousand of reais)

March 2007
	Currency	Interest Rate	Due Date	Short-term	Long-term	Total

Mediocrédito	US$	1.75%	2014	6,286.0	37,003.0	43,289.0
Loans in foreign currency			Until 2009	367,924.0	129,444.0	497,368.0
Loans in local currency	R$	130% of CDI rate	In 2007	1,082.0	0.0	1,082.0
Bonds	R$	103.5% of CDI rate	Until 2007	1,515,540.0	0.0	1,515,540.0

Total				1,890,832.0	166,447.0	2,057,279.0

COMPOSITION OF THE LOANS IN FOREIGN CURRENCY
(in thousand of reais)

		March 2007

Consolidated	Currency	Interest Rate	Principal	Interest	Balance

Resolução 2770	US$	4.80%	256,598.0	24,312.0	280,910.0
Untied Loan - JBIC	JPY	Libor + 1,25%	215,741.0	717.0	216,458.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

March 2007
Year	Amount

2008	46,232.0
2009	92,463.0
2010	6,167.0
2011	6,167.0
From 2012 on	15,418.0

Total	166,447.0

Results January – March 2007 - TELESP 24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 10, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director